EXHIBIT 99.1

Solaris and Warints and Yawi Communities Correct the Record of False and Misleading Claims by Anti-Mining NGOs

VANCOUVER, British Columbia, July 01, 2024 (GLOBE NEWSWIRE) -- Solaris Resources Inc. (TSX: SLS; NYSE: SLSR) (“Solaris” or the “Company”) and the Warints and Yawi Shuar communities correct the record of false and misleading claims made by anti-mining NGOs in relation to the social license for its Warintza Project (“Warintza” or “the Project”) in the province of Morona Santiago in southeastern Ecuador.

Warintza Resides on the Ancestral Lands of the Warints and Yawi – The Ancestral Lands of these communities have been registered and clearly defined by the Government of Ecuador since 2002. These communities are registered legal entities under Ecuadorean law and the only parties that have any legal rights or authority over their Ancestral Lands. No other entity or association has any legal rights or authority over the Ancestral Lands of the Warints and Yawi.

Warints and Yawi Recognized as Sole Holders of Their Ancestral Lands – The International Labor Organization documented the legitimacy of the Warints and Yawi as the sole holders of title to their Ancestral Lands and the legality of the Strategic Alliance governance structure created by Solaris as a mechanism of community consent for Warintza. The Strategic Alliance is managed by an Advisory Board of Directors made up of representatives of the Company and members of each community, democratically elected through their General Assemblies.

Consultation Processes – The Ministry of Environment of Ecuador has carried out two consultation processes that have determined that the communities of Warints and Yawi are those directly influenced by Warintza. These successful consultation processes, supported by the communities, have allowed for the phase change of the Project from Initial Exploration to Advanced Exploration following the completion of an Environmental Impact Assessment and issuance of an Environmental License.

Host Community Agreements – Solaris has explicit consent for the Project from the Warints and Yawi through its formal community agreements. These include an Impact and Benefits Agreement signed in 2020, later updated in 2022, and most recently in early 2024 to reflect the continued growth and advancement of the Project and its commitment to its host communities. All surrounding communities contribute employees to the Project and many of these have requested Solaris to engage in consultations regarding partnership in relation to their lands.

Interprovincial Federation of Shuar Centers – In March 2024, Solaris signed a trilateral cooperation agreement with the Interprovincial Federation of Shuar Centers (“FICSH”) and the Alliance for Entrepreneurship and Innovation of Ecuador in the presence of a delegation of senior Ecuadorian government officials. FICSH is the highest authority and largest Shuar indigenous organization and was established by the Ministry of Social Welfare of Ecuador in 1964 and represents 143,000 Shuar indigenous people. Mr. David Tankamash, President of FICSH, commented at the time, “We support the Warints and Yawi communities and reject the efforts of foreign NGOs who act against the will and interest of our members.”

Yawi Community – Mr. Froilan Juank, President of the Yawi Shuar Center, stated: “We are the legitimate registered owners of the Ancestral Lands on which the Warintza Project resides and we have the right and have chosen, through our General Assembly, to participate in the Project through our Strategic Alliance and Impact and Benefits Agreement.”

Warints Community – Mr. Agustin Kayak, Trustee of the Warints Shuar Center, stated: “We and the Yawi community have decided to move forward with the Warintza Project. We are the owners of the lands where Warintza is located. We work together, the two communities of Warints and Yawi, for the well-being and development of our people.”

Ecuador State Mining Company – Mr. Emmanuel Delaune, Manager of Ecuadorean state-owned mining company, Empresa Nacional Minera, stated: “Solaris is an example to follow with its Warintza Model, which contributes to the local development of the Shuar communities through transparency, citizen participation, environmental stewardship and social development. These are the principles by which Solaris has earned the necessary credentials to operate in this area of Ecuador.”

Shareholders and investors are cautioned in listening to the falsehoods and misrepresentations that have been perpetuated by NGOs and other third parties and that the Company continues to be available to answer further questions to ensure the correct record is relayed.

On behalf of Solaris Resources Inc.

“Daniel Earle”
President & CEO, Director

“Federico Velásquez”
President Latin America

For Further Information

Jacqueline Wagenaar, VP Investor Relations
Direct: 416-366-5678 Ext. 203
Email: jwagenaar@solarisresources.com

About Solaris Resources Inc.

Solaris is advancing a portfolio of copper and gold assets in the Americas, which includes a world class copper resource with expansion and discovery potential at its Warintza Project in Ecuador; a series of grass roots exploration projects with discovery potential in Peru and Chile; and significant leverage to increasing copper prices through its 60% interest in the La Verde joint-venture project with a subsidiary of Teck Resources in Mexico.